UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

     Schedule 13E-3, Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder.

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

THE CHALONE WINE GROUP, LTD.

(Name of the Issuer)

DOMAINES BARONS DE ROTHSCHILD (LAFITE) SCA,
TRIPLE WINES, INC.,
CONSTELLATION BRANDS, INC.,
HUNEEUS VINTNERS LLC AND
THE CHALONE WINE GROUP, LTD.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

157639105

(CUSIP Number of Class of Securities)

Domaines Barons De Rothschild (Lafite) SCA M. Emmanuel Roth 33, rue de la Baume 75008 Paris, France +33-1-53-89-78-00	The Chalone Wine Group, Ltd. Corporate Secretary 621 Airpark Road Napa, California 94558 707-254-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A [§ § 240.14a-1 to 240.14b-2], Regulation 14C [§ § 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

              Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

              Check the following box if the filing is a final amendment reporting the results of the transaction ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$94,950,069.75	$12,031.00

*	For purposes of calculating the filing fee only. Determined by multiplying (i) the 8,080,857 shares of common stock (assuming the exercise of in-the-money options to purchase 1,190,552 shares of common stock) that are proposed to be exchanged for cash in the merger, by (ii) the merger consideration of $11.75 to be paid with respect to each share of common stock outstanding immediately prior to the merger.

**	The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction value.

☑ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,031.00
Form or Registration No.:	Schedule 14A
Filing Party:	The Chalone Wine Group, Ltd.
Date Filed:	November 24, 2004

INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: 1) Domaines Barons de Rothschild (Lafite), a société en commandite par actions organized under the laws of France (“DBR”); 2) Triple Wines, Inc., a California corporation and a wholly owned subsidiary of DBR (“Triple Wines”); 3) Constellation Brands, Inc., a Delaware corporation (“Constellation”); 4)  Huneeus Vintners LLC, a Delaware limited liability company (“Huneeus Vintners”); and 5) The Chalone Wine Group, Ltd., a California corporation (“Chalone”), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction.

     Pursuant to an Agreement and Plan of Merger, dated as of October 30, 2004, among Chalone, DBR and Triple Wines, Triple Wines shall be merged with and into Chalone and the separate corporate existence of Triple Wines shall cease and Chalone shall continue as the surviving corporation. Upon completion of the merger, each issued and outstanding share of common stock, no per value, of Chalone, other than the shares owned directly or indirectly by DBR, Triple Wines or Chalone, will be converted into the right to receive $11.75 in cash.

     The merger is a “going private” transaction under the rules of the Securities and Exchange Commission. After the merger, Chalone will be controlled by DBR, which currently owns approximately 48.9% of Chalone’s common stock. DBR intends to contribute substantially all of the assets of Chalone to a new joint venture it is forming with Constellation and Huneeus Vintners and to hold its interest in the joint venture through Chalone, which will remain in existence as a holding company for this interest.

     Concurrently with the filing of this Schedule 13E-3, Chalone is filing a preliminary proxy statement (the “proxy statement”) on Form 14A pursuant to which Chalone will notify its shareholders of, and solicit proxies from its shareholders for, a special meeting of shareholders for the purpose of approving and adopting the merger agreement and approving the merger. The information set forth in the proxy statement, including all schedules and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the exhibits thereto.

SPECIAL FACTORS

Item 1. Summary Term Sheet.

                     The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SUMMARY TERM SHEET” in the proxy statement are incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The information contained in the sections entitled “SUMMARY TERM SHEET—The Companies,” “THE PARTICIPANTS” and in Annex G “Information Relating to the Directors, Executive Officers and Other Control Persons of The Chalone Wine Group, Ltd., Domaines Barons de Rothschild (Lafite) SCA, Triple Wines, Inc., Constellation Brands, Inc. and Huneeus Vintners, LLC” to the proxy statement are incorporated herein by reference.

(b) Securities. The information contained in the section entitled “THE CHALONE SPECIAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum” in the proxy statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled “TRADING MARKET AND PRICE AND DIVIDEND POLICY” in the proxy statement is incorporated herein by reference.

(d) Dividends. The information contained in the sections entitled “SPECIAL FACTORS—Dividends” and “TRADING MARKET AND PRICE AND DIVIDEND POLICY” in the proxy statement is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information contained in the section entitled “COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a),(b)&(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections entitled “SUMMARY TERM SHEET—The Companies,” “THE PARTICIPANTS” and Annex G “Information Relating to the Directors, Executive Officers and Other Control Persons of The Chalone Wine Group, Ltd., Domaines Barons de Rothschild (Lafite) SCA, Triple Wines, Inc., Constellation Brands, Inc. and Huneeus Vintners, LLC”

in the proxy statement are incorporated herein by reference.

During the past five years, none of the individuals or entities named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws.

Item 4. Terms of the Transaction.

(a)(1) Tender Offers. Not applicable.

(a)(2)(i) Transaction Description. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—The Merger,” “THE MERGER AGREEMENT—The Merger” and “SPECIAL FACTORS—General Description of the Merger” in the proxy statement are incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—The Merger,” “THE MERGER AGREEMENT—Merger Consideration” and “SPECIAL FACTORS—General Description of the Merger” in the proxy statement are incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—The Merger,” “SUMMARY TERM SHEET—Recommendation of Our Board of Directors,” “THE CHALONE SPECIAL MEETING—Recommendation of Our Board of Directors,” “SPECIAL FACTORS—Background to the Merger,” “SPECIAL FACTORS—Recommendations of Our Special Committee and Board of Directors and Their Reasons for the Recommendations,” “SPECIAL FACTORS—Determination of Fairness of the Merger by DBR” and “SPECIAL FACTORS—Fairness Opinion of the Special Committees Financial Advisor” in the proxy statement are incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—Shareholders Entitled to Vote; Vote Required,” “THE CHALONE SPECIAL MEETING—Vote Required,” “THE CHALONE SPECIAL MEETING—Voting by Chalone Directors and Executive Officers,” “THE CHALONE SPECIAL MEETING—Voting; Proxies,” “SPECIAL FACTORS—Recommendations of Our Special Committee and Board of Directors and Their Reasons for the Merger,” “SPECIAL FACTORS—Determination of the Fairness of the Merger by DBR” and “THE MERGER AGREEMENT—Conditions to the Consummation of the Merger” in the proxy statement are incorporated herein by reference.

(a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET — The Merger” and “SPECIAL FACTORS — Effects of the Merger” in the proxy statement are incorporated herein by reference.

(a)(2)(vi) Accounting Treatment of Transaction. Not Material.

(a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled “SUMMARY TERM SHEET— Material United States Federal Income Tax Consequences” and “SPECIAL FACTORS—Material United States Federal Income Tax Consequences” in the proxy statement are incorporated herein by reference.

(c) Different Terms. The information in the sections entitled “SUMMARY TERM SHEET — The Merger,” “SPECIAL FACTORS — Effects of the Merger” and “SPECIAL FACTORS — Interests of Our Directors, Executive officers and Affiliates in the Merger” in the proxy statement are incorporated herein by reference.

(d) Appraisal Rights. The information contained in the sections entitled “SUMMARY TERM SHEET— Dissenters’ Rights,” “THE CHALONE SPECIAL MEETING— Dissenters’ Rights” and

“SPECIAL FACTORS—Dissenters’ Rights” in the proxy statement are incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information contained in the sections entitled “SPECIAL FACTORS—Interests of Our Directors, Executive Officers and Affiliates in the Merger,” “COMMON STOCK PURCHASE INFORMATION” and “SPECIAL FACTORS — Background to the Merger” in the proxy statement is incorporated herein by reference.

(b)&(c) Significant Corporate Events; Negotiation or Contracts. The information contained in the sections entitled “SPECIAL FACTORS—Effects of the Merger” and “SPECIAL FACTORS—Background to the Merger” in the proxy statement are incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—Shareholders Entitled to Vote; Vote Required,” “SUMMARY TERM SHEET— The Shareholder Letter Agreement,” “THE CHALONE SPECIAL MEETING—Voting by Chalone Directors and Executive Officers,” “THE MERGER AGREEMENT—Certain Additional Agreements,” “SPECIAL FACTORS—Background to the Merger” and “SUMMARY TERM SHEET — The Triple Wines Joint Venture” in the proxy statement are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—The Merger,” “SUMMARY TERM SHEET—Delisting and Deregistration of Chalone Common Stock,” “SPECIAL FACTORS—Effects of the Merger” and “SUMMARY TERM SHEET — The Triple Wines Joint Venture” in the proxy statement are incorporated herein by reference.

(c) Plans. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—The Merger,” “SUMMARY TERM SHEET—The Triple Wines Joint Venture,” “SUMMARY TERM SHEET—Management,” “SPECIAL FACTORS—Effects of the Merger,” “SUMMARY TERM SHEET — Delisting and Deregistration of Chalone Common Stock” and “SPECIAL FACTORS—Dividends” in the proxy statement are incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)&(c) Purposes; Reasons. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—The Merger,” “SUMMARY TERM SHEET—Recommendations of Our Special Committee and Board of Directors,” “SPECIAL FACTORS—Background to the Merger,” “SPECIAL FACTORS—Recommendation of Our Board of Directors and Their Reasons for the Recommendation,” “SPECIAL FACTORS—Determination of Fairness of the Merger by DBR” and “SPECIAL FACTORS—Effects of the Merger” in the proxy statement are incorporated herein by reference.

(b) Alternatives. The information contained in the sections entitled “SPECIAL FACTORS—Background to the Merger” and “SPECIAL FACTORS—Recommendations or Our Special Committee and Board of Directors and Their Reasons for the Merger” in the proxy statement are incorporated herein by reference.

(d) Effects. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—The Merger,” “SUMMARY TERM SHEET—The Triple Wines Joint Venture,” “SUMMARY TERM SHEET— WINE CLUB BENEFITS,” SUMMARY TERM SHEET—Delisting and Deregistration of Chalone Common Stock,” “SUMMARY TERM

SHEET—Material United States Federal Income Tax Consequences,” “SPECIAL FACTORS—Recommendations of Our Special Committee and Board of Directors and Their Reasons for the Recommendations,” “SPECIAL FACTORS—Effects of the Merger,” “SPECIAL FACTORS—Material United States Federal Income Tax Consequences” and ”THE MERGER AGREEMENT—Wine Club Benefits” in the proxy statement are incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)&(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—The Merger,” “SUMMARY TERM SHEET—Recommendation of Our Board of Directors,” “SUMMARY TERM SHEET—Fairness Opinion of the Special Committee’s Financial Advisor,” “THE CHALONE SPECIAL MEETING—Recommendation of Our Board of Directors,” “SPECIAL FACTORS—Recommendations of our Special Committee and Board of Directors and Their Reasons for the Recommendations,” “SPECIAL FACTORS—Determination of Fairness of the Merger by DBR,” “SPECIAL FACTORS—Fairness Opinion of the Special Committee’s Financial Advisor” and in Annex B to the proxy statement “Opinion of Thomas Weisel Partners LLC” are incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—Shareholders Entitled to Vote; Vote Required,” “THE CHALONE SPECIAL MEETING—Vote Required,” “SPECIAL FACTORS—Background to the Merger,” “SPECIAL FACTORS—Recommendations of Our Special Committee and Board of Directors and Their Reasons for the Recommendations” and “SPECIAL FACTORS—Determination of Fairness of the Merger by DBR” in the proxy statement are incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—Recommendation of Our Board of Directors,” “SUMMARY TERM SHEET— Fairness Opinion of the Special Committee’s Financial Advisor,” “SPECIAL FACTORS—Background to the Merger,” “SPECIAL FACTORS—Fairness Opinion of the Special Committee’s Financial Advisor” and in Annex B to the proxy statement “Opinion of Thomas Weisel Partners LLC” are incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background to the Merger,” “SUMMARY TERM SHEET—Recommendation of our Board of Directors” and “THE CHALONE SPECIAL MEETING—Recommendation of Our Board of Directors” in the proxy statement are incorporated herein by reference.

(f) Other Offers. The information contained in the section entitled “SPECIAL FACTORS—Background to the Merger” in the proxy statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a),(b)&(c) Report, Opinion or Appraisals; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled “SUMMARY TERM SHEET—Recommendation of Our Board of Directors,” “SUMMARY TERM SHEET—Fairness Opinion of the Special Committee’s Financial Advisor,” “THE CHALONE SPECIAL MEETING—Recommendation of Our Board of Directors,” “SPECIAL FACTORS—Background to the Merger,” “SPECIAL FACTORS—Recommendations of Our Special Committee and Board of Directors and Their Reasons for the Recommendations,” “SPECIAL FACTORS—Fairness Opinion of the Special Committee’s Financial Advisor” and “WHERE YOU CAN FIND MORE INFORMATION” and in Annex B to the proxy statement “Opinion of Thomas Weisel Partners LLC” are incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a),(b)&(d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM

SHEET—The Guaranty Agreement,” “SPECIAL FACTORS—Merger Financing,” “THE MERGER AGREEMENT—Certain Additional Agreements,” Annex C “Guaranty Agreement” and Annex H “Form of Promissory Note” to the proxy statement are incorporated herein by reference.

(c) Expenses. The information contained in the sections entitled “THE CHALONE SPECIAL MEETING—Solicitation of Proxies,” “THE MERGER AGREEMENT—Termination Fee” and “THE MERGER AGREEMENT—Fees and Expenses” in the proxy statement are incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information contained in the section entitled “INTEREST IN THE SECURITIES OF CHALONE” in the proxy statement is incorporated herein by reference.

(b) Securities Transactions. The information contained in the sections entitled “COMMON STOCK PURCHASE INFORMATION” and “INTEREST IN THE SECURITIES OF CHALONE” in the proxy statement are incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in Going-Private Transaction. The information contained in the sections entitled “SUMMARY TERM SHEET—Shareholders Entitled to Vote; Vote Required” and “THE CHALONE SPECIAL MEETING—Voting by Chalone Directors and Executive Officers” in the proxy statement are incorporated herein by reference.

(e) Recommendation to Others. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET—Recommendation of Our Board of Directors,” “THE CHALONE SPECIAL MEETING—Recommendation of Our Board of Directors” and “SPECIAL FACTORS—Recommendations of Our Special Committee and Board of Directors and Their Reasons for the Recommendations” in the proxy statement are incorporated herein by reference.

Item 13. Financial Statements.

(a) Financial Information. The information contained in the sections entitled “SPECIAL FACTORS—Financial Projections” and “CONSOLIDATED FINANCIAL DATA AND RELATED NOTES FOR THE QUARTER ENDED SEPTEMBER 30, 2004” in the proxy statement are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled “THE CHALONE SPECIAL MEETING—Solicitation of Proxies” and “THE MERGER AGREEMENT—Fees and Expenses” in the proxy statement are incorporated herein by reference.

Item 15. Additional Information.

(b) Other Material Information. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SUMMARY TERM SHEET—Litigation Related to the Merger” in the proxy statement are incorporated herein by reference.

Item 16. Exhibits.

(a) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on November 24, 2004 (incorporated herein by reference).

(b) Form of Promissory Note (incorporated herein by reference to Annex H to the proxy statement).

(c) Fairness Opinion of Thomas Weisel Partners LLC (incorporated herein by reference to Annex B to the proxy statement).

(d)(1) Agreement and Plan of Merger, dated as of October 30, 2004, by and among Domaines Barons de Rothschild (Lafite) SCA, Triple Wines, Inc. and The Chalone Wine Group, Ltd. (incorporated herein by reference to Annex A to the proxy statement).

(d)(2) Guaranty dated as of October 30, 2004 by Constellation Brands, Inc. and Huneeus Vinters LLC in favor of The Chalone Wine Group, Ltd. (incorporated herein by reference to Annex C to the proxy statement).

(d)(3) Shareholder Letter Agreement (incorporated herein by reference to Annex D to the proxy statement).

(e) The section entitled “SPECIAL FACTORS—Interests of Our Directors, Executive Officers and Affiliates in the Merger” (incorporated herein by reference to the proxy statement).

(f) Chapter 13 of the California General Corporation Law (incorporated herein by reference to Annex E to the proxy statement).

(g) None.

(h) None.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMAINES BARONS DE ROTHSCHILD (LAFITE), a
société en commandite par actions organized
under the laws of France

By:	/s/ Christophe Salin

Name:	Christophe Salin
Title:	Managing Director

TRIPLE WINES, INC.,
a California corporation

By:	/s/ Christophe Salin

Name:	Christophe Salin
Title:	President

THE CHALONE WINE GROUP, LTD.,
a California corporation

By:	/s/ Thomas B. Selfridge

Name:	Thomas B. Selfridge
Title:	President and Chief Executive Officer

CONSTELLATION BRANDS, INC.,
a Delaware Corporation

By:	/s/ Thomas J. Mullin

Name:	Thomas J. Mullin
Title:	Executive Vice President

HUNEEUS VINTERS, LLC,
a Delaware limited liability company

By:	/s/ Agustin Huneeus

Name:	Agustin Huneeus
Title:	Manager